AMERICAN URANIUM CORPORATION
600, 17th Street - Suite 2800 South
Denver, CO 80202

April 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attention: H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re:	American Uranium Corporation (the “Company”)
Registration Statement on Form S-1 Filed March 26,
2008
Amendment No. 1 filed on August 6, 2008
File No. 333-149906
(the “Registration Statement”)

     The Company hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw their Registration Statement. The Registration Statement is being withdrawn because we have decided not to register the shares listed therein. We originally had a legal obligation to register those shares and that obligation no longer exists. We no longer see the benefit to our company or our shareholders of continuing with the registration statement.

     There was no circulation of preliminary prospectuses in connection with the proposed secondary offering. The Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Company’s securities were sold pursuant to the offering described in the Registration Statement.

     We respectfully request that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

     If you have any questions or comments relating to this request for withdrawal, please contact Kari Richardson, counsel for the Company at (604) 891-7730.

Yours truly,

AMERICAN URANIUM CORPORATION

Per: “Robert A. Rich”

Robert A. Rich
President and Chief Executive Officer

cc:	Clark Wilson LLP
Attention: Kari Richardson